Exhibit 99.1

Q4 2016 Earnings Call 13 February 2017 1

Forward - Looking Statements Forward - Looking Statements : Certain of the statements made in this Release are “forward - looking statements” within the meaning and protections of Section 27 A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward - looking statemen ts include statements with respect to our current beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond ou r control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially di fferent from future results, performance or achievements expressed or implied by such forward - looking statements due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements oth er than statements of historical fact are statements that could be forward - looking statements. You can identify these forward - looking st atements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplat e,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of th e future . All written or oral forward - looking statements attributable to us are expressly qualified in their entirety by this cautionary n otice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and fil ing s. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http://www.sec.gov . We have no obligation and do not undertake to update, revise or correct any of the forward - looking statements after the date hereof , or after the respective dates on which any such statements otherwise are made. About Non - GAAP Financial Measures : Certain statements in this release involve the use of non - GAAP financial measures. We believe such measures provide useful info rmation to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAA P; however, our non - GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substit ute for results determined in accordance with GAAP, and they are not necessarily comparable to non - GAAP financial measures that other co mpanies use . Reconciliations of these non - GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. All information in $millions and as of 31 December 2016 unless noted otherwise. Conversion rate: 1 BMD$ = 1 US$. 2

Q4 2016 Earnings Call Michael Collins Chief Executive Officer Michael Schrum Chief Financial Officer Dan Frumkin Chief Risk Officer 3 Presenters Agenda • Overview • Financials • Summary • Q&A Butterfield Overview • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Efficient, Conservative Balance Sheet • Visible Earnings Six International Locations

2016 Highlights • Net income up 49% and Core net income* increased 22% • Successful a cquisition & integration • UK restructuring • NYSE listing & IPO • Preference shares fully redeemed • Dividend of $0.32 / share • Core EPS* of $ 2.48 $76.6 $106.4 $113.9 $138.6 2013 2014 2015 2016 Core Net Income* 4 Core Return on Avg. Tangible Common Equity* 9.7% 14.4% 17.6% 20.5% 2013 2014 2015 2016 * See the Appendix for a reconciliation of the non - GAAP measure. ** Includes taxes 2016 $ % Net Interest Income 258.5$ 19.2$ 8.0% Non-Interest Income 147.5 7.3 5.2% Prov. for Credit Losses 4.4 (1.3) 23.4% Non-Interest Expenses** 286.6 0.1 0.0% Other Gains (Losses) 1.0 10.5 110.7% Net Income 115.9$ 38.2$ 49.1% Non-Core Items* 22.7 (13.5) -37.3% Core Net Income* 138.6$ 24.7$ 21.7% vs. 2015

Financials 5

• Q4 net income up across the board • Q4 net interest income up on margins and deposit growth • Benign credit conditions and a large loan pay - down drove lower provisions • Q4 expenses down due to legacy option vesting costs in Q3 Income Statement 4 th Quarter Summary Quarterly Core Income Trend * $29.0 $27.8 $37.1 2015 2016 $ 33.4 6 * See the Appendix for a reconciliation of the non - GAAP measure. ** Includes taxes Q4 16 $ % Net Interest Income $66.8 $1.8 2.8% Non-Interest Income 38.8 2.5 7.0% Prov. for Credit Loss. (0.9) (1.2) -383.6% Non-Interest Expenses.** 71.9 (5.6) -7.2% Other G/(L) 0.8 0.2 27.7% Net Income $35.4 $11.3 47.0% Non-Core Items* 1.7 (7.6) 81.2% Core Net Income* $37.1 $3.7 11.1% vs Q3 16

Net Interest Margin & Yields • Deposit costs remained flat. • Q4 progress on deployment of excess liquidity • Loans partially repriced, but income offset by a government loan repayment. $66.8 $58.8 Net Interest Income Trend 2015 2016 $65.0 $61.2 Income Statement Net Interest Income 7 Avg. Avg. Bal. Yield Bal. Yield Cash, S/T Inv., Repos $2,885 0.49% -$40 0.14% Investments 4,223 1.98% 291 0.06% Loans (net) 3,708 4.92% -237 0.17% Earning assets $10,816 2.59% $14 0.06% Total Liabs $10,317 0.15% -$5 - Net Int Inc & Margin $66.8 2.45% $1.8 0.06% Q4 16 vs. Q3 16

Quarterly Trend • Strong Q4 fee income on repricing, leveraging of Bermuda acquisition into banking products, and recovery of FX volumes. • The Fee Income ratio remains stable above 35% and notably above the industry median of 24%*. $126 $135 $140 $ 148 36.7% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% 100 110 120 130 140 150 160 2013 2014 2015 2016 Non Interest Income Fee Income Ratio 36.7% $34.1 $36.3 $37.3 Income Statement Non - Interest Income Annual Trend $ 38.8 2015 2016 8 * Includes US banks with assets between $5 - 50bn as of most recent quarter. Q4 $ % Trust $11.5 -$0.1 -0.5% Asset Mgmt. 6.0 0.4 7.8% Banking 11.0 1.3 13.6% FX Revenue 7.4 0.9 14.1% Custody & Other 2.0 -0.3-11.6% Other 0.8 0.2 29.3% Total Non-Int Inc $38.8 $2.5 7.0% vs. Q3

Quarterly Trend • 4Q tail core costs of the UK restructure contributed $2 million. • Higher than usual costs in core compliance competencies in Q4. • New post - IPO core costs include Bermuda deposit insurance (indirect taxes) and expanded D&O coverage. • Core Cost Efficiency Ratio* improvement for full year 2016 vs. 2015 of 230bps to 63.8%. 2015 2016 $ 77.5 $65.7 Non - Interest Expense ** 71.6% $87.9 $71.9 Total Expenses 9 * See the Appendix for a reconciliation of the non - GAAP measure. ** Includes taxes Q4 $ % Salaries & Ben. $34.2 -$8.2 -19.3% Tech. & Comm. 14.5 0.1 0.8% Property 5.5 0.2 3.5% Prof' & O/S 5.4 1.3 32.2% Indirect Taxes 4.7 0.5 11.5% Intangible Amort. 1.0 -0.1 -10.8% Marketing 1.7 0.8 97.1% Restructuring 0.5 - -3.7% Other** 4.3 -0.2 5.1% Total Non-Int Exp 71.9 -5.6 -7.3% Income Taxes 0.0 -0.2 -92.9% Non-core Exp.* 1.6 -8.4 83.6% Total Core Exp.* $70.3 $3.0 4.4% vs. Q3Income Statement

Regulatory Capital (Basel III) Total Capital Ratio Leverage Capital Capital Requirements and Return 10 * Includes US banks with assets between $5 - 50bn as of most recent quarter. • Meeting current and anticipated regulatory capital requirements • Dividend of $0.32 per share declared for 4 th quarter • Excess capital available for organic growth, selective acquisitions, and/or progressive shareholder returns.

Total Assets Deposits $4.4 $3.6 $11.1 $7.6 $2.4 $10.3 $9.2 Balance Sheet $9.7 $11.0 $10.0 11 Dec. 31 vs. Sept 30 Cash and Equiv. $2,102 $617 Loans (net) 3,570 -266 S/T Inv. & Repos. 669 -512 Investments 4,400 286 All Other Assets 363 0 Total Assets $11,104 $126 Int. bearing deposits $7,649 $110 Non-int. bearing deposits 2,385 257 Other Liabilities 359 13 Shareholders equity 711 -254 Total Liab. & Equity $3,455 $16 2016 • Good organic deposit growth in Q4. • Investments grow as acquired deposits are invested. • Loan decline driven by $200 million repayment of a government loan.

Net Charge - off Ratio Investment Portfolio Rating Distribution $4.4bn Non - performing and Non - accrual Loans Asset Quality $117 $58 $48 Loan Distribution $3.6bn 0.27% 12 AAA 87% AA 1% A 6% BBB 6%

Interest Rate Sensitivity 13 * Includes US banks with assets between $5 - 50bn as of most recent quarter. (8.9)% 5.6% 11.6% (3.1)% 1.9% 3.3% -100bps +100bps +200bps NTB US Median* • The Bank remains significantly more sensitive to increases in interest rates versus US peers. • The increase in HTM occurred late in Q4 and is reflected in the difference between the Q4 average and spot balances. • The Bank remains asset sensitive after increasing HTM investments and overall duration in the investment portfolio. vs. vs. Q4 16 Q3 16 Spot Dur Q3 16 AFS $3.4 $0.2 $3.3 2.5 0.5 HTM 0.8 0.1 1.1 6.3 1.3 Total $4.2 $0.3 $4.4 3.4 0.9 Avg. Bal. (Bns)

• Strategic progress including the successful acquisition and integration, UK restructure, the preference share redemption, and the NYSE listing and IPO. • Satisfactory and sustainable earnings performance: - Net Income up 49%, and - Core Net Income* up 22% • 2016 Core EPS* of $2.48 • Q4 dividend of $0.32/share (equates to $1.28 annualised**) • Continuing award - winning performance for Butterfield in both Bermuda and Cayman, as well as the Trust and Private Banking businesses. • Continue organic growth in core markets and selective private trust acquisitions opportunities. Summary 14 *See the Appendix for a reconciliation of the non - GAAP measure. ** Subject to regulatory approval

15 Q&A | Appendix

Appendix

Balance Sheet Trends*

	2013	2014	2015 Q1	2015 Q2	2015 Q3	2015 Q4	2016 Q1	2016 Q2	2016 Q3	2016 Q4
Assets										
Cash & Equivalents	$1,730	$2,063	$2,060	$2,101	$2,262	$2,289	$1,774	$2,655	$1,485	$2,102
Repos	-	-	-	-	-	-	-	-	186	149
S/T Investments	55	395	342	380	331	409	425	436	995	520
Investments	2,614	2,989	3,086	3,245	3,286	3,224	3,679	3,870	4,114	4,400
Loans, Net	4,088	4,019	3,922	3,977	3,974	4,000	3,953	3,904	3,836	3,570
All Other Assets	384	392	391	367	363	353	354	421	363	363
Total Assets	$8,871	$9,858	$9,800	$10,070	$10,217	$10,276	$10,186	$11,287	$10,978	$11,104
Liabilities and Equity										
Total Deposits	$7,638	$8,672	$8,600	$9,001	$9,111	$9,182	$8,939	$10,091	$9,667	$10,034
Long-term Debt	207	117	117	117	117	117	117	117	117	117
Other Liabilities	223	220	212	213	214	226	343	263	230	242
Total Liabilities	$8,068	$9,009	$8,929	$9,331	$9,443	$9,525	$9,399	$10,471	$10,014	$10,393
Common Equity	619	666	688	556	591	567	604	633	782	711
Preferred Equity	184	183	183	183	183	183	183	183	183	0
Total Equity	$803	$849	$871	$739	$774	$750	$787	$816	$965	$711
Total Liab. and Equity	$8,871	$9,858	$9,800	$10,070	$10,217	$10,276	$10,186	$11,287	$10,978	$11,104
Key Metrics										
TCE / TA	6.8 %	6.2 %	6.5 %	5.0 %	5.3 %	5.1 %	5.5 %	5.0 %	6.6 %	5.9 %
CET 1 Ratio	NA	NA	NA	NA	NA	NA	12.4	12.3	16.1	15.3
Tier 1 Capital Ratio	19.6	19.0	17.9	15.6	15.8	16.2	16.4	16.5	20.5	15.3
Total Capital Ratio	23.7	22.2	20.3	18.5	18.6	19.0	18.7	18.9	22.9	17.6

* Period-end figures

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Appendix

Income Statement Trends

	2013	2014	2015	2016	2015 Q1	2015 Q2	2015 Q3	2015 Q4	2016 Q1	2016 Q2	2016 Q3	2016 Q4
Net Interest Income	$223.8	$238.5	$239.3	$258.5	$58.8	$59.3	$60.0	$61.2	$62.3	$64.3	$65.0	$66.8
Non-Interest Income	126.0	134.8	140.2	147.5	34.1	34.5	34.2	37.3	34.5	37.9	36.3	38.8
Prov. for Credit Losses	14.8	8.0	5.7	4.4	0.2	2.0	0.9	2.6	-0.3	5.3	0.3	-0.9
Non-Interest Exp.**	263.5	272.8	286.5	286.6	65.7	65.3	67.6	87.9	70.2	67.0	77.5	71.9
Other Gains (Losses)	-8.8	15.7	-9.4	1.0	1.0	-3.2	3.1	-10.3	-0.2	-0.2	0.6	0.8
Net Income	62.6	108.2	77.7	115.9	28.0	23.3	28.8	-2.3	26.8	29.8	24.0	35.4
Non-Core Items*	14.0	-1.8	36.2	22.7	1.1	4.5	0.5	30.1	9.2	2.3	9.4	1.7
Core Net Income*	$76.6	$106.4	$113.9	$138.6	$29.0	$27.8	$29.3	$27.8	$36.0	$32.1	$33.4	$37.1

Key Metrics	2013	2014	2015	2016	2015 Q1	2015 Q2	2015 Q3	2015 Q4	2016 Q1	2016 Q2	2016 Q3	2016 Q4
Loan Yield	4.65 %	4.71 %	4.63 %	4.78 %	4.63 %	4.66 %	4.61 %	4.63 %	4.74 %	4.72 %	4.75 %	4.92 %
Securities Yield	2.29	2.35	2.16	1.95	2.16	2.33	2.10	2.08	2.07	1.87	1.91	1.98
Interest Bearing Dep Cost	0.30	0.31	0.26	0.15	0.23	0.22	0.19	0.18	0.15	0.12	0.11	0.14
Net Interest Margin	2.64	2.74	2.48	2.45	2.48	2.52	2.43	2.48	2.54	2.44	2.39	2.45
Core Efficiency Ratio*	71.6	67.7	66.0	63.8	66.8	66.7	66.8	63.7	62.5	61.8	65.3	65.6
Core ROATCE*	9.7	14.4	17.6	20.5	16.0	17.6	19.3	17.7	23.7	20.1	19.0	19.3
Fee Income Ratio	36.0	36.9	37.5	36.7	36.8	37.6	36.7	38.9	35.5	39.1	35.9	36.4

* See the Appendix for a reconciliation of the non-GAAP measure.

** Includes taxes

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Appendix

Non-Interest Income & Expense Trends

					2015				2016			
Non-Interest Income	**2013**	**2014**	**2015**	**2016**	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Trust	$30.4	$38.3	$40.3	$44.1	$10.0	$10.2	$9.9	$10.3	$10.1	$10.8	$11.6	$11.5
Asset Mgmt.	18.1	17.7	18.9	21.1	4.3	4.6	4.7	5.3	4.2	5.3	5.6	6.0
Banking	32.5	34.3	35.2	39.3	8.3	8.2	8.5	10.2	8.7	10.0	9.7	11.0
FX Revenue	29.3	29.4	31.9	30.6	7.9	8.0	7.6	8.3	8.3	8.4	6.5	7.4
Custody & Other Admin.	10.2	10.2	9.5	8.9	2.4	2.5	2.3	2.3	2.2	2.3	2.3	2.0
Other	5.5	5.0	4.4	3.5	1.2	1.0	1.3	0.8	1.0	1.0	0.6	0.8
Total Non-Int Income	$126.0	$134.8	$140.2	$147.5	$34.1	$34.5	$34.2	$37.3	$34.5	$37.9	$36.3	$38.8

					2015				2016			
Non-Interest Expense	**2013**	**2014**	**2015**	**2016**	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Salaries & Benefits	$131.1	$129.8	$134.9	$140.0	$32.7	$32.3	$32.1	$37.8	$31.2	$32.2	$42.4	$34.2
Tech & Comm	54.2	57.1	57.1	57.4	13.9	13.9	14.7	14.6	14.5	14.1	14.4	14.5
Property	24.3	24.3	21.5	21.0	5.2	5.2	5.7	5.5	5.0	5.1	5.4	5.5
Prof'l. & Outside Services	15.0	24.0	27.6	18.9	4.1	4.1	5.8	13.7	4.1	5.4	4.1	5.4
Indirect Taxes	13.7	14.2	13.9	16.4	4.3	3.8	4.2	1.6	4.6	2.8	4.2	4.7
Intangible Amort.	3.4	4.3	4.4	4.5	1.1	1.1	1.1	1.1	1.1	1.3	1.2	1.0
Marketing	3.5	3.8	3.9	4.5	0.9	1.1	0.7	1.2	0.9	1.0	0.9	1.7
Restructuring	-	-	2.2	6.3	-	-	-	2.2	4.5	0.7	0.6	0.5
Other	17.5	15.5	19.7	17.0	3.5	3.7	3.1	9.4	4.1	4.2	4.4	4.3
Total Non-Int Exp	$262.6	$273.0	$285.2	$286.0	$65.5	$65.1	$67.4	$87.2	$69.9	$66.7	$77.3	$71.9
Income Taxes	0.9	-0.2	1.3	0.6	0.2	0.2	0.2	0.7	0.3	0.2	0.2	-
Total Exp. incl. Taxes	$263.5	$272.8	$286.5	$286.6	$65.7	$65.3	$67.6	$87.9	$70.2	$67.0	$77.5	$71.9

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Appendix Reconciliation of Non - GAAP Financial Measures 19 (in millions of US Dollars, unless otherwise indicated) 2016 2015 2014 2013 Net income A 115.9 77.7 108.2 62.6 Dividends and guarantee fee of preference shares (15.7) (16.5) (16.5) (17.0) Premium paid on repurchase of preference shares B (41.9) — (0.1) (2.8) Net income to common shareholders C 58.4 61.2 91.6 42.8 Non-core items         Non-core (gains) losses         Gain on disposal of a pass-through note investment (formerly a SIV) (0.6) — (8.7) — Net gain on sale of affiliate — — — (0.4) Additional consideration from previously disposed of entities — — (0.3) (0.8) Impairment of equity method investment — — — 3.8 Realized gain on legal settlement — — — (13.1) Realized gain on private equity investment — — (1.1) — Income tax refund — — (1.0) — Impairment of and gain on disposal of fixed assets (including software) — 5.1 2.0 — Impairment of goodwill and intangible assets — — — — Change in unrealized (gains) losses on certain investments — 0.7 (9.9) 15.6 Deferred tax valuation allowance and tax adjustments — — — — Adjustment to holdback payable for a previous business acquisition 0.9 — 1.2 — Total net gains from discontinued operations — — — — Total non-core (gains) losses D 0.3 5.8 (17.8) 5.1 Non-core expenses         Early retirement program, redundancies and other non-core compensation costs 1.8 8.2 2.7 8.9 Onerous leases — — — — Tax compliance review costs 1.6 3.8 10.2 — Provision in connection with ongoing tax compliance review 0.7 4.8 — — Business acquisition costs 3.2 1.0 3.1 — Restructuring charges and related professional service fees 6.3 2.5 — — Investigation of an international stock exchange listing costs — 10.1 — — Total expenses from discontinued operations — — — — Cost of 2010 legacy option plan vesting and related payroll taxes 8.8 — — — Total non-core expenses E 22.4 30.4 16.0 8.9 Total non-core items F=D+E 22.7 36.2 (1.8) 14.0 For the year ended December 31,

Appendix 20 Reconciliation of Non - GAAP Financial Measures (in millions of US Dollars, unless otherwise indicated) 2016 2015 2014 2013 Core net income G=A+F 138.6 113.9 106.4 76.6 Core net income attributable to common shareholders H=C-B+F 123.0 97.4 89.9 59.6 Average shareholders' equity 826.0 791.8 849.4 821.1 Less: average preference shareholders' equity (168.8) (182.9) (183.4) (189.3) Average common equity I 657.2 608.9 666.0 631.8 Less: average goodwill and intangible assets (58.6) (54.8) (42.1) (20.0) Average tangible common equity J 598.6 554.1 624.0 611.8 Return on equity C/I 8.9% 10.1% 13.7% 6.8% Core return on average tangible common equity H/J 20.5% 17.6% 14.5% 9.7% Core earnings per common share fully diluted           Adjusted weighted average number of diluted common shares (in thousands) K 49.6 50.0 55.6 55.4 Earnings per common share fully diluted C/K 1.18 1.23 1.65 0.77 Non-core items per share (F-B)/K 1.30 0.72 (0.03) 0.30 Core earnings per common share fully diluted 2.48 1.94 1.61 1.08 Core return on average tangible assets           Total average assets L 10,842.8 9,967.5 9,268.9 9,016.5 Less: average goodwill and intangible assets   (58.6) (54.8) (42.1) (20.0) Average tangible assets M 10,784.2 9,912.7 9,226.8 8,996.6 Return on average assets A/L 1.1% 0.8% 1.2% 0.7% Core return on average tangible assets G/M 1.3% 1.1% 1.2% 0.9% For the year ended December 31,

Appendix

Reconciliation of Non-GAAP Financial Measures

(in millions of US Dollars, unless otherwise indicated)		For the year ended December 31,			
		2016	2015	2014	2013
Tangible equity to tangible assets					
Shareholders' equity		710.7	750.4	849.4	802.6
Less: goodwill and intangible assets		(61.9)	(51.1)	(57.9)	(19.1)
Tangible total equity	N	648.8	699.2	791.5	783.4
Less: preference shareholders' equity		—	(182.9)	(183.0)	(183.6)
Tangible common equity	O	648.8	516.4	608.5	599.8
Total assets		11,103.5	10,275.6	9,858.4	8,870.8
Less: goodwill and intangible assets		(61.9)	(51.1)	(57.9)	(19.1)
Tangible assets	P	11,041.6	10,224.4	9,800.5	8,851.7
Tangible common equity to tangible assets	O/P	**5.9 %**	**5.1 %**	**6.2 %**	**6.8 %**
Tangible total equity to tangible assets	N/P	**5.9 %**	**6.8 %**	**8.1 %**	**8.9 %**
Efficiency ratio					
Non-interest expenses		285.9	285.2	273.0	262.6
Less: Amortization of intangibles		(4.5)	(4.4)	(4.3)	(3.4)
Non-interest expenses before amortization of intangibles	Q	281.4	280.8	268.7	259.2
Non-interest income		147.5	140.2	134.8	126.0
Net interest income before provision for credit losses		258.5	239.3	238.5	223.8
Net revenue before provision for credit losses and other gains/losses	R	406.0	379.4	373.3	349.8
Efficiency ratio	Q/R	**69.3 %**	**74.0 %**	**72.0 %**	**74.1 %**
Core efficiency ratio					
Non-interest expenses		285.9	285.2	273.0	262.6
Less: non-core expenses	(E)	(22.4)	(30.4)	(16.0)	(8.9)
Less: amortization of intangibles		(4.5)	(4.4)	(4.3)	(3.4)
Core non-interest expenses before amortization of intangibles	S	259.0	250.4	252.7	250.3
Core revenue before other gains and losses and provision for credit losses	T	406.0	379.5	373.3	349.8
Core efficiency ratio	S/T	**63.8 %**	**66.0 %**	**67.7 %**	**71.6 %**

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Appendix

Reconciliation of Non-GAAP Financial Measures

(in millions of US Dollars, unless otherwise indicated)

		For the quarters ended							
		Dec. 31 2016	Sept. 30 2016	June 30 2016	March 31 2016	Dec. 31 2015	Sept. 30 2015	June 30 2015	March 31 2015
Net income	A	**35.4**	**24.0**	**29.8**	**26.8**	**(2.3)**	**28.8**	**23.3**	**28.0**
Dividends and guarantee fee of preference shares		(3.4)	(4.1)	(4.1)	(4.1)	(4.1)	(4.1)	(4.1)	(4.1)
Premium paid on repurchase of preference shares	B	(41.9)	—	—	—	—	—	—	—
Net income to common shareholders	C	(9.9)	19.9	25.7	22.7	(6.5)	24.7	19.2	23.9
Non-core (gains), losses and expenses									
Non-core (gains) losses									
Gain on disposal of a pass-through note investment (formerly a SIV)		(0.6)	—	—	—	—	—	—	—
Impairment of and gain on disposal of fixed assets (including software)		—	—	—	—	5.1	—	—	(0.2)
Change in unrealized (gains) losses on certain investments		—	—	—	—	1.7	(3.0)	3.0	(1.2)
Adjustment to holdback payable for a previous business acquisition		0.7	(0.7)	—	0.9	—	—	—	—
Total non-core (gains) losses	D	0.1	(0.7)	—	0.9	6.8	(3.0)	3.0	(1.4)
Non-core expenses									
Early retirement program, redundancies and other non-core compensation costs		—	0.3	0.1	1.3	6.6	1.0	—	0.8
Tax compliance review costs		—	0.2	0.5	0.6	0.4	0.9	0.9	1.6
Provision in connection with ongoing tax compliance review		—	—	—	0.7	4.8	—	—	—
Business acquisition costs		1.1	0.2	1.0	1.2	0.2	0.3	0.6	—
Restructuring charges and related professional service fees		0.5	0.6	0.7	4.5	2.5	—	—	—
Investigation of an international stock exchange listing costs		—	—	—	—	8.9	1.3	—	—
Cost of 2010 legacy option plan vesting and related payroll taxes		—	8.8	—	—	—	—	—	—
Total non-core expenses	E	1.6	10.1	2.3	8.3	23.3	3.5	1.5	2.4
Total non-core (gains), losses and expenses	F=D+E	**1.7**	**9.4**	**2.3**	**9.2**	**30.1**	**0.5**	**4.5**	**1.0**

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Appendix

Reconciliation of Non-GAAP Financial Measures

(in millions of US Dollars, unless otherwise indicated)

		For the quarters ended							
		Dec. 31 2016	Sept. 30 2016	June 30 2016	March 31 2016	Dec. 31 2015	Sept. 30 2015	June 30 2015	March 31 2015
Core net income	G=A+F	37.1	33.4	32.1	36.0	27.8	29.3	27.8	29.0
Core net income attributable to common shareholders	H=C-B+F	33.7	29.3	28.0	31.9	23.7	25.2	23.7	24.9
Average shareholders' equity		895.0	859.4	799.5	772.4	764.5	755.8	779.7	869.3
Less: average preference shareholders' equity		(137.1)	(182.9)	(182.9)	(182.9)	(182.9)	(182.9)	(182.9)	(182.9)
Average common equity	I	757.9	676.5	616.6	589.5	581.6	572.9	596.8	686.4
Less: average goodwill and intangible assets		(62.9)	(65.5)	(57.4)	(49.5)	(52.6)	(54.6)	(55.3)	(56.4)
Average tangible common equity	J	695.0	611.0	559.2	540.0	529.0	518.3	541.5	630.0
Return on equity	C/I	**(5.2)%**	**11.7 %**	**16.7 %**	**15.4 %**	**(4.4)%**	**17.1 %**	**12.9 %**	**14.1 %**
Core return on average tangible common equity	H/J	**19.3 %**	**19.0 %**	**20.1 %**	**23.7 %**	**17.8 %**	**19.3 %**	**17.6 %**	**16.0 %**
Core earnings per common share fully diluted									
Adjusted weighted average number of diluted common shares (in thousands)	K	54.7	49.0	47.3	47.4	47.3	47.4	49.0	55.7
Earnings per common share fully diluted	C/K	**(0.19)**	**0.41**	**0.54**	**0.48**	**(0.14)**	**0.52**	**0.39**	**0.43**
Non-core items per share	(F-B)/K	**0.81**	**0.19**	**0.05**	**0.19**	**0.64**	**0.01**	**0.09**	**0.02**
Core earnings per common share fully diluted		**0.62**	**0.60**	**0.59**	**0.67**	**0.50**	**0.53**	**0.48**	**0.45**
Core return on average tangible assets									
Total average assets	L	11,106.3	11,207.4	10,794.8	10,243.3	10,083.5	10,102.8	9,870.8	9,859.0
Less: average goodwill and intangible assets		(62.9)	(65.5)	(57.4)	(49.5)	(52.6)	(54.6)	(55.3)	(56.4)
Average tangible assets	M	11,043.4	11,141.8	10,737.3	10,193.8	10,030.8	10,048.1	9,815.4	9,802.7
Return on average assets	A/L	**1.3 %**	**0.9 %**	**1.1 %**	**1.1 %**	**(0.1)%**	**1.1 %**	**1.0 %**	**1.2 %**
Core return on average tangible assets	G/M	**1.3 %**	**1.2 %**	**1.2 %**	**1.4 %**	**1.1 %**	**1.2 %**	**1.1 %**	**1.2 %**

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Appendix

Reconciliation of Non-GAAP Financial Measures

(in millions of US Dollars, unless otherwise indicated)		For the quarters ended							
		Dec. 31 2016	Sept. 30 2016	June 30 2016	March 31 2016	Dec. 31 2015	Sept. 30 2015	June 30 2015	March 31 2015
Tangible equity to tangible assets									
Shareholders' equity		710.7	964.7	815.9	786.9	750.4	773.9	739.0	871.5
Less: goodwill and intangible assets		(61.9)	(64.6)	(66.4)	(49.1)	(51.1)	(53.3)	(56.0)	(54.7)
Tangible total equity	N	648.8	900.1	749.5	737.8	699.3	720.6	683.0	816.8
Less: preference shareholders' equity		—	(182.9)	(182.9)	(182.9)	(182.9)	(182.9)	(182.9)	(182.9)
Tangible common equity	O	648.8	717.2	566.6	554.9	516.4	537.7	500.1	633.9
Total assets		11,103.5	10,978.5	11,287.2	10,185.6	10,275.6	10,216.5	10,069.8	9,800.3
Less: goodwill and intangible assets		(61.9)	(64.6)	(66.4)	(49.1)	(51.1)	(53.3)	(56.0)	(54.7)
Tangible assets	P	11,041.6	10,913.9	11,220.8	10,136.5	10,224.5	10,163.2	10,013.8	9,745.6
Tangible common equity to tangible assets	O/P	**5.9 %**	**6.6 %**	**5.0 %**	**5.5 %**	**5.1 %**	**5.3 %**	**5.0 %**	**6.5 %**
Tangible total equity to tangible assets	N/P	**5.9 %**	**8.3 %**	**6.7 %**	**7.3 %**	**6.8 %**	**7.1 %**	**6.8 %**	**8.4 %**
Efficiency ratio									
Non-interest expenses		71.9	77.3	66.7	69.9	87.2	67.4	65.1	65.5
Less: Amortization of intangibles		(1.0)	(1.2)	(1.3)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)
Non-interest expenses before amortization of intangibles	Q	70.9	76.1	65.4	68.8	86.1	66.3	64.0	64.4
Non-interest income		38.8	36.3	37.9	34.5	37.3	34.2	34.5	34.1
Net interest income before provision for credit losses		66.8	65.0	64.3	62.3	61.2	60.0	59.3	58.8
Net revenue before provision for credit losses and other gains/losses	R	105.6	101.3	102.2	96.8	98.5	94.2	93.8	92.9
Efficiency ratio	Q/R	**67.1 %**	**75.2 %**	**64.0 %**	**71.1 %**	**87.4 %**	**70.4 %**	**68.2 %**	**69.3 %**
Core efficiency ratio									
Non-interest expenses		71.9	77.3	66.7	69.9	87.2	67.4	65.1	65.5
Less: non-core expenses	(E)	(1.6)	(10.1)	(2.3)	(8.3)	(23.3)	(3.5)	(1.5)	(2.4)
Less: amortization of intangibles		(1.0)	(1.2)	(1.3)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)
Core non-interest expenses before amortization of intangibles	S	69.3	66.0	63.1	60.5	62.8	62.8	62.5	62.0
Net revenue before provision for credit losses and other gains/losses	T	105.6	101.3	102.2	96.8	98.5	94.2	93.8	92.9
Core efficiency ratio	S/T	**65.6 %**	**65.3 %**	**61.8 %**	**62.5 %**	**63.7 %**	**66.8 %**	**66.7 %**	**66.8 %**

24

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